Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
3 December 2010
Sterlite Industries (India) Limited
Announces Completion of Acquisition of
Skorpion Zinc Mine In Namibia
Sterlite Industries (India) Limited (“Sterlite”) today announces the completion of the acquisition of the Skorpion Zinc Mine (“Skorpion”) in Namibia from Anglo American plc (“Anglo American”) for a cash consideration of approximately $707 million.
On 10 May 2010, Vedanta announced the acquisition of Anglo American’s Zinc Assets (“Anglo Zinc”) - for a total cash consideration of $1,338 million, on an attributable, debt and cash free basis. Anglo Zinc comprises the 100 per cent owned Skorpion mine in Namibia, the 100 per cent owned Lisheen mine in Ireland and the 74 per cent owned Black Mountain Mines, which includes the Black Mountain mine and Gamsberg project in South Africa.
Skorpion has been acquired by a subsidiary of Sterlite Infra Limited, itself a wholly owned subsidiary of Sterlite. It was intended that the acquisition of Anglo Zinc would be undertaken by Hindustan Zinc Limited (“HZL”), a subsidiary of Sterlite, subject to approval from the Indian Government as shareholder, which was not received within the contractual completion timeline for Skorpion. The acquisitions of the Lisheen mine and Black Mountain Mines are expected to be completed on schedule
Anglo Zinc is an excellent operational and strategic fit with our existing business and will create significant long term value for shareholders. This acquisition will consolidate our position as the world’s largest integrated zinc - lead producer with significant reserves and resources of 478 million tonnes.
Commenting on the transaction, Anil Agarwal, Chairman said: “We are delighted to have completed the first phase of the acquisition of Anglo Zinc assets. Skorpion Zinc Mine is a high quality zinc asset and will complement our existing portfolio. We look forward to working with Skorpion’s team and remain committed to maintaining the highest standards of sustainability and exploring growth opportunities.”

Sterlite Industries (India) Limited	Page 2 of 2
Completion of Acquisition of Skorpion Zinc Mine
For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.